EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

June 7, 2018

AVINO COMMISSIONS MILL CIRCUIT 4

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American/GV6: FSE; "Avino" or "the Company") is pleased to announce that it has commissioned Mill Circuit 4, which involves ramp-up, testing, tuning, and that the mill is operating consistent with Management’s expectations. Following the completion of the milling, flotation and thickening components, Mill Circuit 4’s 1,000 tonne per day ball mill, turned over on February 26, 2018, for its initial test. The charged ball mill start-up went very well with only minor issues with the lube system which were resolved quickly. Commissioning of the complete circuit resumed on May 19, 2018, with the introduction of mill feed, followed by testing of the classification, flotation, thickening and filtering components. The commissioning of these portions of the circuit went well, with only minor issues with the flotation blower that were also resolved quickly. The focus has now shifted to continuing to ramp up throughput to nameplate capacity while optimizing recovery in the circuit.

“With our current expansion nearly complete at the Avino property, we are very excited to add Mill Circuit 4 to our production profile. The new state of the art circuit effectively increases our throughput capacity by 70%, and we expect it to be online full time in early January 2019” said David Wolfin, President and CEO. “I would like to thank our team in Mexico for their hard work, dedication and resourcefulness to get this major project completed."

During the start up, testing and commissioning phase, which is expected to last through the end of 2018, feed to Mill Circuit 4 will come from historic above-ground Avino Mine stockpiles which have approximate feed grades of 51 g/t silver, 0.342 g/t gold, and 0.17% copper. Once complete, Mill Circuit 4 will transition to processing newly-mined mill feed from the San Luis area of the Avino Mine.

Marketing Concentrate from Mill Circuit 4

Avino is currently marketing the concentrate products from Mill Circuit 4, and there has been a very strong response from various trading firms. Proposals are being reviewed to ensure optimum value given the competitive market place for concentrate.

Avino Mine Expansion (San Luis Area)

The San Luis area of the Avino Vein is accessed through a separate portal located approximately 2 km from the main entrance of the Avino Mine (Elena Tolosa area). The current resources at San Luis were included in the most recent resource estimate on the Avino property which can be found in Avino’s news release dated February 21, 2018, on Avino’s website and under the company’s profile on the SEDAR system. The news release was also filed with the SEC on Form 6-K.

Work at San Luis is currently focused on restoration of the main haulage ramp which is expected to be completed near the end of the second quarter 2018. When the haulage ramp is complete, plans are to begin development and drifting on levels 6 and 6.5 followed by levels 7, 7.5, 8, 8.5 and 9. Most of these areas were partially developed during the 1980’s and 90’s prior to the mine’s closure.

Avino Silver & Gold Mines Ltd. – June 7, 2018

Avino Commissions Mill Circuit 4

Qualified Person

Avino's Mexican projects are under the supervision of Mr. Jasman Yee, P.Eng, Avino director, who is a qualified person (“QP”) within the context of National Instrument 43-101. He has reviewed and approved all the applicable technical data in this press release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 600 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, that the Mill Circuit 4 will come online in January 2019, that there will be demand for the Company’s concentrate products, and that the restoration of the main haulage ramp will be completed at the end of the second quarter 2018. These forward looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such risks factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties as set forth in our reports filed with the Securities and Exchange Commission. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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